Exhibit 99.2
CAPITALIZATION & INDEBTEDNESS
THE FOLLOWING TABLE SETS FORTH OUR UNAUDITED CONSOLIDATED CAPITALIZATION IN
ACCORDANCE WITH IFRS.

Mar 31, 2007
(in € m.)
Debt(1)
Long-term debt	137,186
Trust preferred securities	4,846
Long-term debt and trust preferred securities at fair value through profit or loss	16,204

Total debt(2)	158,236

Shareholders’ equity:
Common shares (no par value)	1,345
Additional paid-in-capital	15,788
Retained earnings	22,493
Common shares in treasury, at cost	(2,077)
Equity classified as obligation to purchase common shares	(4,224)
Net gains (losses) not recognized in the income statement, net of tax
Unrealized net gains on financial assets available for sale, net of applicable tax and other	3,889
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(50)
Foreign currency translation, net of tax	(916)

Total shareholders’ equity	36,248

Minority interest	606

Total equity	36,854

Total capitalization	195,090

[1]	No third party has guaranteed any of our debt.

[2]	€ 7,819 million (5%) of our debt was secured as of March 31, 2007.